Exhibit (e)(1)

Excerpts from Southwest Gas Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, as filed with the Securities and Exchange Commission on March 24, 2022

Securities Ownership by Directors, Director Nominees, Executive Officers, and Certain Beneficial Owners

Directors, Director Nominees and Executive Officers. The following table discloses all Common Stock beneficially owned by the Company’s directors, the nominees for director and the executive officers of the Company, as of March 15, 2022.

Directors, Nominees & Executive Officers	No. of Shares of Common Stock Beneficially Owned(1)		Percent of Outstanding Common Stock
Robert L. Boughner	59,284			*
José A. Cárdenas	26,790			*
Stephen C. Comer(7)	38,409	(2)		*
E. Renae Conley	1,872			*
John. P. Hester	130,207	(3)(4)		*
Jane Lewis-Raymond	9,338			*
Anne L. Mariucci	38,297			*
Michael J. Melarkey(7)	42,518			*
Carlos A. Ruisanchez	1,872			*
A. Randall Thoman	32,815	(5)		*
Thomas A. Thomas	38,284			*
Leslie T. Thornton	7,838			*
Gregory J. Peterson	25,588	(4)		*
Paul M. Daily	8,796			*
Karen S. Haller	48,048	(4)(6)		*
Eric DeBonis	22,253			*
Other Executive Officers	13,931			*
All Directors and Executive Officers	546,140		0.90%

*	Represents less than 1% of the issued and outstanding shares of the Company’s Common Stock as of March 15, 2022.
(1)	Common Stock holdings listed in this column include restricted stock units that are vested as of March 15, 2022, and those that are scheduled to vest within 60 days after that date.
(2)	The holdings include 5,127 shares over which Mr. Comer has shared voting and investment power with his spouse through a family trust.
(3)	The holdings include 7,765 shares over which Mr. Hester’s spouse has voting and investment control.
(4)

Number of shares does not include 28,018 shares held by the Southwest Gas Corporation Foundation, which is a charitable trust. Messrs. Hester and Peterson and Ms. Haller are trustees of the Foundation but disclaim beneficial ownership of the shares held by the Foundation.

(5)	The holdings include 3,559 shares over which Mr. Thoman has shared voting and investment power with his spouse through a family trust.
(6)	The holdings include 996 shares over which Ms. Haller’s spouse has voting and investment control.
(7)	Messrs. Comer and Melarkey have attained retirement age, as specified in the Corporate Governance Guidelines, and will retire from Board service immediately prior to the 2022 Annual Meeting.

Beneficial Owners. The following table discloses all Common Stock beneficially owned by anyone that the Company believes beneficially owns more than 5% of the Company’s outstanding shares of Common Stock based solely on the Company’s review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act.

Beneficial Owner	No. of Shares Beneficially Owned	Percent of Outstanding Common Stock as of March 15, 2022
BlackRock, Inc.(1) 55 East 52nd Street New York, New York 10055	9,283,165	15.34%
The Vanguard Group(2) 100 Vanguard Blvd. Malvern, Pennsylvania 19355	5,956,240	9.85%
T. Rowe Price Associates, Inc.(3) 100 E. Pratt Street Baltimore, Maryland 21202	3,388,301	5.60%

(1)

According to a Schedule 13G filed on March 11, 2022, BlackRock, Inc. has sole voting power over 8,933,366 shares, no shared voting power, sole dispositive power over all of the shares beneficially owned, and no shared dispositive power.

(2)

According to Schedule 13G filed on February 9, 2022, The Vanguard Group has no sole voting power, but has shared voting power over 49,123 shares, sole dispositive power over 5,856,061 shares, and shared dispositive power over 100,179 shares.

(3)

According to Schedule 13G filed on February 14, 2022, T. Rowe Price Associates, Inc. has sole voting power over 887,765 shares, no shared voting power, sole dispositive power over all of the shares beneficially owned, and no shared dispositive power

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our 2021 executive compensation program, the compensation decisions made by the Compensation Committee (the “Committee”) under our executive compensation program and the factors considered in making such decisions. This section focuses on the compensation of the Company’s named executive officers (“NEOs”) for fiscal 2021, who were:

•	John P. Hester, President and Chief Executive Officer (the “CEO”)

•	Gregory J. Peterson, Senior Vice President/Chief Financial Officer

•	Paul M. Daily, President and Chief Executive Officer, Centuri Group, Inc.

•	Karen S. Haller, Executive Vice President/Chief Legal and Administrative Officer

•	Eric DeBonis, Senior Vice President/Operations, Southwest Gas Corporation

Company Overview

Southwest Gas Holdings, Inc. (the “Company”) is a holding company, owning all of the shares of common stock of Southwest Gas Corporation (“Southwest”), Centuri Group, Inc. (“Centuri”) and MountainWest Pipelines Holding Company (“MountainWest”). Southwest is engaged in the business of purchasing, distributing, and transporting natural gas for customers in portions of Arizona, California and Nevada. Centuri is a strategic infrastructure services company that partners with regulated utilities to build and maintain the energy network that powers millions of homes and businesses across the United States and Canada. The MountainWest subsidiaries provide natural gas storage and interstate pipeline services within the Rocky Mountain region.

Each of the officers listed above were determined to be NEOs due to their position as CEO, Chief Financial Officer or one of the other three most highly compensated officers of the Company during 2021. Therefore, this Compensation Discussion and Analysis addresses the compensation programs of the Company, including elements of Southwest and Centuri compensation, where and as applicable to each of the NEOs. In this Compensation Discussion and Analysis, we sometimes refer to Messrs. Hester, Peterson and DeBonis and Ms. Haller as the “Southwest Officers.”

Executive Summary

2021 Business Performance Overview

In 2021, we continued to provide stockholders with an attractive blend of steady regulated returns and utility services growth. We have assembled a group of businesses—organically and through strategic acquisitions—that we believe will be at the forefront of making our nation’s energy transition work in a number of interrelated areas. We continued to scale our business and balance our exposure.

Under our natural gas operations business, Southwest safely and reliably purchases, distributes and transports natural gas to over two million customers in parts of Arizona, California and Nevada. In late 2021, we finalized our acquisition of Dominion Energy Questar Pipeline, LLC and its subsidiaries—now to be known as MountainWest—and we now operate 2,160 miles of highly contracted, FERC-regulated interstate natural gas pipelines in the Rocky Mountain Region. This acquisition positions us to expand our role as a clean energy provider with increased opportunities in renewable natural gas that builds on what Southwest has already accomplished, as well as responsibly sourced gas, hydrogen and CO2 transportation.

Southwest added 37,000 new customers across its service territories in Arizona, California and Nevada for the second year in a row in 2021, and despite macro headwinds, is positioned for continued long-term value creation as we continue supporting the growing societal demand and industry trends such as gas infrastructure replacement, and safety and reliability investments.

Within our wholly-owned subsidiary, Centuri, we run a comprehensive utility infrastructure services enterprise that delivers a diverse array of solutions to North America’s blue-chip electric, gas and combination utilities. Centuri has nearly doubled its revenue over the last four years and has strong continuing growth potential as it continues to benefit from infrastructure spending in areas including gas and electric infrastructure. The recent acquisition of Riggs Distler & Company, Inc. (“Riggs Distler”) contributed to Centuri’s record revenues of $2.2 billion in 2021 while providing significant growth opportunities in additional markets such as union electric utility services, 5G Datacom buildout, and offshore wind and other renewable energy transition infrastructure.

2021 Financial Performance Highlights

•	Basic earnings per share in 2021 of $3.39.

•

Annualized dividends declared per share were $2.18 in 2019, $2.28 in 2020, and $2.38 in 2021. In February 2022, the Board increased the quarterly dividend from 59.5 cents per share to 62 cents per share ($2.48 on an annual basis and a 4.2% increase), effective with the June 2022 dividend payment.

•	Centuri experienced record revenues of $2.2 billion in 2021, an increase of $210 million, or 11%, compared to 2020.

Other Notable Accomplishments

•	Southwest customers awarded us a 95% satisfaction rating for the fifth straight year in 2021.

•

In studies conducted by a leading national consumer insights firm, Southwest also ranked No. 1 among its peers in the West for business and residential utility customer satisfaction for the second year in a row.

•

The same firm also ranked Southwest No. 1 in the West for digital experience among utilities in 2021—affirming the enhancements we made to our digital channels, including launching our modernized customer information system earlier that year.

•	CSO honored Southwest’s proactive cybersecurity efforts with the CSO50 award, a distinction recognizing the world’s top 50 organizations driving exceptional security projects and initiatives.

Incentive Compensation Structure

The Committee believes our incentive compensation program (i) is a competitive program relative to the market and our peers, (ii) aligns with the market best governance practices, (iii) supports robust pay-for-performance alignment, and (iv) provides the appropriate linkage between executive compensation and the Company’s long-term business strategy.

The executive compensation program provides for cash-based annual incentive awards. For Southwest Officers, long-term equity compensation is comprised of restricted stock units (“Performance Shares”) that vest at the end of the three-year performance period based on the achieved performance results against rigorous pre-set targets, and time-lapse restricted stock units (“time-lapse RSUs”) that vest over a three-year period. The Centuri CEO is eligible to receive performance-based and time-based equity and cash incentive compensation based on Centuri’s financial performance. Under this structure, a greater portion of our NEOs’ total compensation is at-risk and variable based on performance relative to metrics that are more directly aligned with our long-term performance, customer interests and stockholder returns.

In 2021, the Committee made changes to the long-term incentive plan and pension plan to enhance alignment with stockholders. Southwest will no longer offer the Retirement Plan and supplemental plan for officers to anyone hired after December 31, 2021. For the long-term incentive plan, the modifier that potentially reduces incentive payments was increased to 30% and a cap was introduced to reduce incentive payments in the event of negative total shareholder return and poor relative performance. This modification reduces long-term incentive payments when the Company’s total shareholder return compares poorly with the peer group, or results in a negative return to stockholders, and strengthens the link between our financial performance results and the market’s reaction to that performance.

Annual Incentive Compensation Paid for 2021 Performance

The Company achieved $239 million in adjusted consolidated net income, and Southwest achieved $182 million in adjusted utility net income in fiscal 2021, exceeding target performance. Centuri achieved $92.46 million in adjusted pretax income and exceeded threshold performance under this metric. These results, coupled with achievements under applicable operational, safety and individual performance goals, resulted in Messrs. Hester and Peterson and Ms. Haller receiving annual incentive awards equal to 97% of their respective target awards, Mr. DeBonis receiving an award equal to 111% of his target award and Mr. Daily receiving an award equal to 98.83% of his target award (each as a specified percentage of base salary). Adjusted consolidated net income and adjusted utility net income are non-GAAP measures. See “Details of Compensation Program—Annual Incentive Compensation” below for a description of all adjustments made.

Past Company performance has established a strong financial platform for sustainable growth into the future, and this year’s continued accomplishments are expected to contribute to our ability to provide stockholder returns over the long-term. Going forward, we expect our incentive compensation structure (as discussed in more detail below), to continue to strengthen alignment between executive compensation and stockholder returns.

Commitment to Best Practices

We believe in the importance of aligning the financial interests of the Company’s executives with those of stockholders and maintain executive compensation policies that are consistent with robust corporate and compensation program governance. The Compensation Committee reviews our executive compensation program annually to ensure it maintains its competitiveness with the market and supports our long-term growth strategy. Key policies include:

•	Robust stock ownership guidelines for NEOs and directors.

•	Compensation Committee composed only of Independent Directors.

•	Independent compensation consultant retained by the Compensation Committee.

•

Change in control arrangements which do not provide for excise tax gross-ups or severance amounts greater than three times base salary, excluding incentive compensation, welfare benefits, retirement benefits and outplacement services.

•	Double trigger equity acceleration following a change in control.

•	No dividends paid on unvested stock-based awards until the underlying awards have vested.

•	No tax gross-up on benefits or perquisites.

•

Clawback policy that is broader than the 2015 draft SEC regulations and which permits the Company to recover from our NEOs’ incentive compensation awarded under the Omnibus Incentive Plan in certain circumstances.

•	Regular peer group review used to assess executive compensation.

•	Annual say-on-pay vote for stockholders.

•	Anti-pledging and anti-hedging policies that apply to all of our NEOs, other Section 16 officers and directors.

Compensation Program Objectives, Key Considerations and Principles

Philosophy and Objectives

We believe in the importance of aligning the financial interests of the Company’s executives with those of stockholders. By emphasizing our mission and core values of safety, excellence, quality, partnership, stewardship and value, the Committee believes that it motivates achievements that are the platform for increased stockholder returns. A significant portion of our NEOs’ compensation is designed to be variable and tied to the achievement of key financial and strategic performance objectives, the performance of our stock price, or both, which helps us to incentivize our NEOs to create long-term value for our stockholders.

In our utility segment, we strive to work collaboratively with regulators to achieve positive results for both customers and stockholders, and we recognize that customer satisfaction and the Company’s safety record are both essential elements in the regulatory process. Safety is also critical to the success of our utility infrastructure services segment, and safety goals carry significant weight under Centuri’s annual incentive plan.

In particular, the compensation programs have been designed to accomplish the following objectives:

•	Establish competitive compensation plans to attract, retain and motivate high performing senior leaders;

•	Emphasize pay-for-performance culture to reward both annual and long-term Company performance while not encouraging excessive risk-taking;

•	Create long-term alignment between the senior executives and stockholder interests; and

•	Support our strategic initiatives and financial goals.

Pay for Performance

With respect to each of our NEOs, all annual cash incentives and long-term equity incentives are “at risk” and performance-based, as those awards are either variable based on the level of performance against incentive targets or are subject to continued employment and stock price performance during a three-year vesting period. The portion of total direct compensation designed to be at risk depends upon the NEO’s position and the ability to influence outcomes, as well as market pay levels and risk mitigation considerations. Mr. Hester, the Company’s CEO, has the largest portion of pay at risk. In 2021, the percentage of his targeted total direct compensation opportunity at risk was 78%. For the other NEOs, the average percentage of such compensation at risk was 71%.

CEO Target Compensation

Other NEOs

Target Compensation

Compensation Program Administration

Role of the Committee

The Committee oversees our executive compensation program and is responsible for reviewing and approving all executive compensation and benefit plans of the Company’s executive officers, including its NEOs. The Committee meets regularly throughout the year to review and discuss, among other items, our compensation philosophy, changes in compensation governance, composition of our peer group, corporate goals and objectives relevant to the CEO’s compensation, the CEO’s performance in relation to such goals and objectives and, together with the other Independent Directors of the Board, the CEO’s actual compensation. The Committee also reviews, based on the recommendations provided by the CEO, and approves the salaries and incentive compensation for the other executive officers, including the NEOs. The Committee’s Charter is available on the Company’s website at www.swgasholdings.com.

Role of Management

Management, including the NEOs, receives direction from the Committee regarding executive compensation. Management annually provides information to the Committee regarding market practices and pay levels of the various elements of direct compensation (including target awards for incentive compensation), as well as the thresholds, targets and maximums of the performance measures. Information is gathered from Company operating data, external independent surveys and publicly available compensation comparisons. Decisions regarding CEO compensation are made solely by the Committee meeting in an executive session without the CEO or any other NEOs present.

Role of Independent Compensation Consultant

In 2021, the Committee directly retained Korn Ferry as an independent compensation consultant to the Committee. Management also engaged Pay Governance LLC to advise on executive compensation and other topics. The compensation consultant’s engagement with the Committee included a review and analysis of several aspects of the executive compensation program, including the following:

•	Peer group review;

•	Providing and analyzing compensation market data;

•	Advising on the reasonableness of our NEO compensation levels and programs;

•	Review of our Compensation Discussion and Analysis disclosure;

•	Performing benchmarking and analysis of our Board of Directors’ compensation; and

•	Attending each Compensation Committee meeting, including meeting with the Compensation Committee in private sessions, without management present.

Korn Ferry did not receive any fees from the Company for services other than the fees paid for work requested by the Committee with respect to executive and director compensation. For 2021, the Committee analyzed whether the work of Pay Governance, Korn Ferry, or any other executive compensation adviser raised any conflicts of interest, taking into consideration all relevant factors, including those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Exchange Act. The Committee determined, based on its analysis of all relevant factors, that no conflicts of interest were present.

How We Determine Amounts Paid for Each Element of Compensation

We operate in a competitive environment for talented executives, and the Committee analyzes a variety of information as it seeks to identify competitive levels of compensation within the relevant markets in which we operate.

Peer Group

The companies in the compensation peer group for the Southwest Officers were selected because they represent those publicly traded companies considered by the Committee to be the most comparable to the Company in terms of revenue, market capitalization, business operations, operational complexity and overall financial performance. To maintain a meaningful comparison, the Compensation Committee reviews the peer group regularly to reflect changes due to M&A activity or shifts in our peers’ business focus or operations. For setting 2021 executive compensation, the Committee reviewed the peer group used in 2020 and determined that no changes were necessary. As in 2020, the peer group was composed of 20 companies in the utility industry, placing the Company in the 67th percentile for 2021 annual revenue.

• Alliant Energy Corporation	• New Jersey Resources Corporation

• Ameren Corporation	• NiSource Inc.

• Atmos Energy Corporation	• NorthWestern Corporation

• Avista Corporation	• OGE Energy Corporation

• Black Hills Corporation	• ONE Gas, Inc.

• CMS Energy Corporation	• Pinnacle West Capital Corporation

• Evergy, Inc	• Portland General Electric Company

• Hawaiian Electric Company, Inc.	• PNM Resources, Inc.

• IDACORP, Inc.	• South Jersey Industries

• MDU Resources Group, Inc.	• Spire, Inc.

For Centuri, the peer group approved by the Committee contained 10 companies as shown below. Centuri placed in the 63rd percentile for 2021 EBITDA in the peer group.

• Aegion Corporation	• MYR Group Inc.

• Comfort Systems USA	• Primoris Services Corporation

• Dycom Industries, Inc.	• Sterling Construction Company

• Granite Construction Inc.	• Team Construction Company

• Matrix Service Company	• Tetra Tech, Inc.

Compensation Review

Korn Ferry performed comprehensive competitive compensation benchmarking, which included assessments of all elements of compensation for the Southwest Officers and Mr. Daily. The competitive compensation benchmarking data reviewed by the Committee included base salary, annual incentive compensation and long-term incentive compensation found in the proxy statements filed by companies in the peer groups for Southwest and Centuri.

Benchmarking of Compensation

In reference to the data and analyses discussed above, the Committee reviewed competitive target compensation levels for each NEO relative to the 50th percentile of the relevant market. For each NEO position, base salary, target total cash compensation (base salary plus annual incentive award) and target total direct compensation (base salary plus annual incentive award plus the target value of long-term incentive compensation) were benchmarked and analyzed at the median level. The Committee found that overall target total direct compensation for each NEO was generally aligned with the relevant market benchmarks.

Other elements of overall compensation for the NEOs (perquisites, welfare benefits, retirement benefits and post-termination benefits) were implemented at various times over the past several years to remain competitive with the relevant market and are reviewed periodically. In determining the NEOs’ overall compensation, we annually compare elements of compensation with those of the relevant market to ensure the Company remains competitive.

Consideration of 2021 Say-on-Pay Vote

The Company holds an annual say-on-pay advisory vote regarding executive compensation. At the 2021 Annual Meeting of Stockholders, approximately 93% of the votes cast were in favor of the compensation of the NEOs as described in the proxy statement for the 2021 Annual Meeting. The Board and Committee reviewed these vote results and determined that, given the significant level of support, no changes to our executive compensation philosophy, policies and decisions were necessary based solely on the vote results. We determined that our stockholders should vote on a say-on-pay proposal each year as recommended by stockholders at the most recent “say-on-frequency” vote in 2017. The Board recommends that you vote FOR Proposal 2 at the Annual Meeting. For more information, see “ADVISORY VOTE TO APPROVE THE COMPANY’S EXECUTIVE COMPENSATION” in this Proxy Statement.

We maintain a regular ongoing dialogue with our stockholders and welcome stockholder perspectives regarding our executive compensation program.

Details of Compensation Program

The nature of the Company’s operations and competitive considerations have led the Committee to design and employ compensation programs that we believe are comparable to compensation programs widely used in the natural gas operations and utility infrastructure services industries, as applicable. To accomplish our objectives, our programs are designed to respond to changing market conditions and to offer a broad spectrum of compensation opportunities. Performance is the critical component of our programs, and both individual and overall Company performance can impact an NEO’s level of compensation on an annual basis.

Why We Pay Each Element

The elements of executive compensation for the NEOs and the purpose for providing each element are described below:

Element	Purpose	Summary of Features
Base Salary	• Recognize leadership responsibilities and value of executive’s role to the Company. • Serve as a competitive compensation foundation.

•   Targeted at 50th percentile of relevant peer group companies.

•   Adjustments are made based upon the value of the position to the business, individual performance and pay relative to the appropriate market.

Annual Incentive Plans

•   Encourage and reward NEO contributions in achieving short-term performance goals, including important social goals of safety and customer satisfaction.

•   Align management interests with customers and stockholders.

•   No awards paid unless at least 80% of target adjusted net income is achieved.

•   Awards paid out annually in cash.

•   Award values are subject to downward adjustment to avoid windfalls and maintain internal equity.

Long-Term Incentives	• Provide executives with long-term performance goals to work toward. • Align management interests with customers and stockholders. • Retain management with awards subject to service vesting.

•   Southwest Officers receive long-term incentives through both time-lapse restricted stock units and Performance Shares.

•   Centuri and Southwest performance awards are earned based on three-year financial performance.

•   Centuri’s CEO receives long-term incentives through both cash and equity, which includes Performance Shares with and without thresholds to generate awards.

Executive Health, Welfare and Retirement Benefits	• Provide executives reasonable and competitive benefits. • Encourage savings for retirement. • Retain executives with pension benefits subject to service vesting.

•   Health and welfare benefits consistent with standard benefits provided to all employees.

•   401(k) plan and nonqualified deferred compensation plans allow for deferral of compensation and Company contributions.

•   Qualified and supplemental nonqualified pension benefits for the Southwest Officers.

Southwest Change in Control Agreements

•   Ensure attention and dedication to performance without distraction in the circumstance of a potential change in control.

•   Enables executives to maintain objectivity with respect to merger or acquisition offers considered by the Board.

•   Double trigger change in control severance agreements without any excise tax gross-up.

•   Accelerated vesting of equity awards upon certain terminations following change in control.

•   Potential increase to supplemental pension benefit.

Centuri CEO Employment Agreement

•   Ensure attention and dedication to performance without distraction in the circumstance of a potential change in control.

•   Provide an incentive to enter into executive employment relationship.

•   Protect the Company’s interests.

• Two-year term, with automatic renewals. • Provides change in control severance and severance outside of change in control scenario. • Non-competition and non-solicitation restrictive covenants.

Base Salaries

Salaries for the NEOs are established based on the scope of their responsibilities, taking into account competitive market compensation paid by the peer group and additional salary survey data for similar positions. The competitive market processes and data regarding the 50th percentile pay level of peer companies were used by the Committee to help ensure that salaries are reasonable, competitive and properly address position responsibilities. The range of salaries available through this review provides an objective standard to determine the appropriate level of salary for a given executive position. Salaries are reviewed annually and are subject to mid-year adjustment to maintain alignment with the market and to reflect changes in individual responsibilities, performance, and experience. In 2021, the Committee approved merit increases of varying amounts for the NEOs to reflect performance relative to their goals and to ensure market competitiveness.

Annual Incentive Compensation

We establish cash incentive opportunities on an annual basis, expressed as a percentage of each individual’s base salary. The target level of annual incentive opportunities granted to NEOs is based primarily on the competitive compensation benchmarking. The target incentive opportunities for the NEOs were set at the following percentages of base salary for 2021:

Incentive Opportunities (% of salary)
John P. Hester	100%
Gregory J. Peterson	65%
Paul M. Daily	100%
Karen S. Haller	75%
Eric DeBonis	60%

Southwest Annual Incentives. Annual incentive opportunities are payable entirely in cash, only if at least 80% of target adjusted net income is achieved.

The 2021 performance measures for Southwest Officers were tied to measures of financial performance, customer satisfaction, productivity and safety. For 2021, the Committee derived the targets for our four performance measures as follows:

Performance Metric	Weighting	Metric Description
Adjusted Net Income	40%

Measured on a consolidated basis for Messrs. Hester and Peterson and Ms. Haller because of their influence over both of the Company’s business segments. Measured solely for the utility segment for Mr. DeBonis.

Fiscal 2021 Targets: Aligned to the Company’s and Southwest’s business plans and budgets.

Customer Satisfaction	20%

Reflects our performance on independent customer surveys conducted in each of our utility operating divisions to reinforce commitment to our customers.

Fiscal 2021 Target: Set higher than 2020’s target.

Productivity	20%	Rewards success in reaching a predetermined level of operations and maintenance expense per customer. Fiscal 2021 Target: Required an improvement in cost containment over 2020’s target.

Performance Metric	Weighting	Metric Description
Safety • Damage per 1,000 tickets	20% 10%

Oriented toward minimizing incidents associated with the Company’s natural gas distribution systems and thereby linked to risk reduction in areas such as regulation, operations, reputation and franchise value.

• Response Times within 30 minutes	10%	Fiscal 2021 Targets: Represents an improvement from 2020’s target.

Actual awards for each measure are determined as of year-end by comparing the Company’s performance to the threshold, target and maximum levels set by the Committee at the beginning of the year for each performance measure. When threshold performance for any measure is achieved, an award with respect to that measure is earned. Award payouts can range from 70% (at threshold) to 100% (at target) to 140% (at maximum) of the assigned incentive opportunity for each measure, based on where actual results fall in the range from threshold to target to maximum. No awards are paid with respect to any measure if 80% of target adjusted net income is not achieved. We determine actual payouts through linear interpolation.

The thresholds, targets and maximums and actual results under the four core performance measures for 2021 are set forth below:

Measure	Threshold	Target	Maximum	Actual	Weighting	Payout (% of target)
Adjusted Net Income:
Consolidated (000s)(1)	$212,400	$236,000	$259,600	$238,979	40%	42.02%
Utility (000s)(1)	$158,100	$170,000	$181,900	$182,135	40%	56%
Customer Satisfaction	93%	96%	98%	94.7%	20%	17.4%
Productivity (O&M/Customer)(1)	$211	$207	$204	$210.03	20%	15.46%
Safety:
Damage per 1,000 Tickets	1.30	1.00	0.90	0.91	10%	13.6%
Response Times w/in 30 Min.	72%	78%	82%	75.1%	10%	8.55%
Total:
Consolidated						97%
Utility						111%

(1)

Adjusted consolidated net income and adjusted utility net income are non-GAAP measures. In the calculation of actual results under the adjusted net income measures, the Committee excluded the earnings impacts of Company-owned life insurance (“COLI”) policy value changes ($8.8 million) and other one-time items. For the Company, the Committee excluded one-time transaction costs and partial period operating results related to the recently completed acquisitions of MountainWest ($18.3 million, net of tax) and Riggs Distler ($21.5 million, net of tax), and stockholder activism response costs ($3.4 million, net of tax). For Southwest, the Committee also excluded the impacts of a $5 million legal reserve ($3.8 million, net of tax) related to an isolated pipeline incident. Exclusion of these costs allows operating results to be computed on a comparative basis from year to year (COLI income was $17.4 million and $9.2 million in 2019 and 2020, respectively; there were no such acquisition or activism costs in 2019 or 2020) and is appropriate because these costs were determined by the Committee to be out of the control of Company executives.

The Committee has the discretion to reduce an NEO’s overall award that would otherwise be earned to avoid windfalls and for other reasons, including internal equity. The Committee reviews the CEO’s individual performance to determine whether there will be any downward adjustment. For 2021, individual performance goals for the CEO centered on promoting fundamental business strategies, maximizing customer and stockholder value, pursuing regulatory initiatives, promoting workforce diversity and other ESG-related initiatives such as increasing renewable natural gas supplies and enhancing transparency in reporting, and overseeing the utility infrastructure services segment.

The CEO reviews the Southwest Officers’ individual performance to determine whether there will be any downward adjustment in the performance awards. As a result of such review, if the CEO recommends a downward adjustment in the performance awards, the CEO will bring the matter before the Committee for review and approval. Mr. Peterson’s goals were centered on investor relations activities, financial planning and execution, external reporting, regulatory compliance and strategic planning matters. Ms. Haller’s goals pertain to legal and regulatory matters, corporate ethics and compliance, enterprise risk management, corporate governance matters, gas resources, human resources and administrative functions. Mr. DeBonis’ goals were directed to maintaining system safety and reliability, controlling operating costs and enhancing customer service. The Committee reviewed the performance achievements of the CEO and other eligible Southwest Officers and determined that no reductions to their annual incentive awards were warranted with respect to 2021.

Adjusted net income, both on a consolidated and utility segment basis, exceeded 80% of our target, and achievements under the performance measures aggregated for a payout of 97% of the target incentive award opportunity for Messrs. Hester and Peterson and Ms. Haller, and 111% of target for Mr. DeBonis. These aggregated percentage payouts are multiplied by the total incentive opportunity (expressed above as a percentage of base salary) to determine the overall dollar value of the annual award. The following table details the actual payouts associated with the 2021 annual incentive awards for the eligible Southwest Officers:

	Incentive Opportunities (% of salary)	Total Achievement of Performance Measures (% of target)	Incentive Earned (% of salary)	Incentive Earned
John P. Hester	100%	97%	97%	$1,091,250
Gregory J. Peterson	65%	97%	63.1%	$299,488
Karen S. Haller	75%	97%	72.8%	$411,765
Eric DeBonis	60%	111%	66.6%	$256,410

Centuri Annual Incentives. For Centuri, the Committee selected financial performance and safety goals for the 2021 annual incentive opportunities. No awards are paid unless at least 50% of target pretax income is achieved.

Performance Metric	Weighting		Metric Description
Pretax Income		80%	Focuses on profitability. Fiscal 2021 Targets: Aligned to Centuri’s business plans and budgets.

Safety • DART • TRIR	10% 10%	20%

Reflects days away from work, restricted or transferred (“DART”) incident rate, which is the industry standard measurement for safety, and total recordable incident rate (“TRIR”) to ensure both incident frequency and severity measures are considered.

Fiscal 2021 Targets: DART set higher than 2020’s targets; TRIR remained the same.

Actual awards for each measure are determined as of year-end by comparing Centuri’s performance to the threshold, target and maximum levels set by the Committee at the beginning of the year for each performance measure. When threshold performance for any measure is achieved, an award with respect to that measure is earned. Award payouts can range from 65% (at threshold) to 100% (at target) to 170% (at maximum) of the assigned incentive opportunity for each measure, based on where actual results fall in the range from threshold to target to maximum. We determine actual payouts through linear interpolation.

The thresholds, targets and maximums and actual results under the performance measures for 2021 are set forth below:

Measure	Threshold	Target	Maximum	Actual	Weighting	Payout (% of target)
Pretax Income	$70.4 million	$100.6 million	$125.8 million	$92.46 million	80%	90.58%
Safety (DART)	0.9	0.45	0.36	0.31	10%	170.0%
Safety (TRIR)	2.0	1.0	0.75	1.18	10%	93.7%

Total						98.83%

No annual incentive awards are paid in any year unless 50% of target pretax income is achieved. In 2021, pretax income exceeded 50% of target, and achievements under the other performance measure aggregated for a payout of 98.83% of the target incentive award opportunity for Mr. Daily. The aggregated percentage payout is multiplied by the total incentive opportunity (expressed above as a percentage of base salary) to determine the overall dollar value of the annual award.

The Committee reviews Mr. Daily’s individual performance to determine whether there will be any downward adjustment in his performance award. For 2021, individual performance goals for Mr. Daily centered on promoting fundamental business strategies, including safety performance; organizational development, including identifying and implementing opportunities to enhance ESG efforts and workforce diversity; and operations, financial, and strategic planning improvements. The individual performance goals for Mr. Daily were satisfied, and there were no reductions to his incentive awards with respect to 2021.

The following table details the potential and actual payouts associated with the 2021 annual incentive award to Mr. Daily:

	Incentive Opportunities (% of salary)	Total Achievement of Performance Measures (% of target)	Incentive Earned (% of salary)	Incentive Earned
Paul M. Daily	100%	98.83%	98.83%	$776,835

Long-Term Incentive Compensation

Our long-term incentive compensation is designed to provide incentives for maintaining long-term performance and strengthening customer and stockholder value over a three-year performance period. NEOs are incentivized with equity compensation and Mr. Daily’s long-term incentive opportunity also includes a cash component. The Committee based the value of incentive awards granted to NEOs primarily on competitive compensation benchmarking. To more closely align his long-term incentive opportunity with the market, in 2021 the equity portion of Mr. Daily’s long-term incentive opportunity was increased. For 2021, the target long-term incentive opportunities for the NEOs were set at the percentages of base salary shown in the following table.

	Incentive Opportunities (% of salary)
	RSUs	Non- threshold Performance Shares	Performance Shares	Non- threshold Performance Cash	Performance Cash	Total
John P. Hester	70%	—	190%	—	—	260%
Gregory J. Peterson	40%	—	100%	—	—	140%
Paul M. Daily	—	46.5%	108.5%	21%	49%	225%
Karen S. Haller	45%	—	110%	—	—	155%
Eric DeBonis	30%	—	60%	—	—	90%

Southwest Long-Term Incentives. Long-term incentives for the Southwest Officers are composed of time-lapse RSUs and Performance Shares.

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RSUs. The Committee believes that grants of time-lapse RSUs promote and encourage long-term retention and service to the Company, align the interests of the Southwest Officers with those of our customers and stockholders through increased share ownership, and provide a balanced approach to long-term compensation. At its February 2021 meeting, the Committee approved the 2021 grants under this Board-approved program. The number of RSUs granted was determined based on the closing price for our Common Stock for the last trading day of 2020 ($60.75 per share). The time-lapse RSUs granted in 2021 vest 40% one year after the award date and 30% following each of the next two years, assuming continued service.

The table below illustrates the target long-term incentive opportunity granted as time-lapse RSUs, and the number granted.

	RSU Component (% of salary)	RSU Component	RSUs Granted
John P. Hester	70%	$735,000	12,099
Gregory J. Peterson	40%	$174,000	2,864
Karen S. Haller	45%	$214,200	3,526
Eric DeBonis	30%	$110,100	1,812

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Performance Shares. The Committee believes that the payment of long-term incentive compensation in the form of Performance Shares, measured over a three-year performance period, rewards our NEOs for improved financial performance of the Company, thereby giving them an incentive to enhance long-term customer and stockholder value. The target number of Performance Shares granted was determined based on the closing price for our Common Stock for the last trading day of 2020 ($60.75 per share). Performance Shares granted in 2021 are earned upon achievement of financial performance goals for the three-year period from 2021 through 2023.

The table below illustrates the target long-term incentive opportunity granted as Performance Shares, and the number of Performance Shares granted:

	PS Component (% of salary)	Target PS Component	Target PSs Granted
John P. Hester	190%	$1,995,000	32,840
Gregory J. Peterson	100%	$435,000	7,160
Karen S. Haller	110%	$523,600	8,619
Eric DeBonis	60%	$220,200	3,625

For Performance Shares granted in 2021 to Messrs. Hester and Peterson and Ms. Haller, 60% are earnable based on a consolidated earnings per share (“EPS”) performance measure, and 40% are earnable based on a utility segment return on equity (“ROE”) performance measure. ROE is calculated by dividing the utility adjusted net income by the average equity balance for 2021. For Mr. DeBonis, 60% of the Performance Shares are based on utility net income, and 40% are based on ROE. Each of these measures is adjusted to remove the impact of COLI and other one-time items to more closely represent Southwest-driven outcomes.

At its meeting in February 2021, the Committee established the threshold, target and maximum performance levels upon which Performance Share awards would be based for the 2021 through 2023 performance period, and the Board subsequently approved the grants of Performance Shares to the Southwest Officers. The target levels were based on Company and Southwest business plans and budgets and took into account such factors as budgeted capital expenditures, expected growth within the markets that the

Company serves, competitive factors from other service providers, and other business considerations embedded in the Company’s annual business planning process. The following table shows the three-year performance criteria for such period:

Performance Level	EPS		Utility Adjusted Net Income (000s)		Utility Return on Equity	Base Percentage of Target Award Earned(1)
Below Threshold	<$	11.15	<$	514,290	<6.50%	No award
Threshold		$11.15		$514,290	6.5%	50%
Target		$12.39		$553,000	7.5%	100%
Maximum		$13.63		$591,710	8.5%	150%

(1)	Subject to upward or downward adjustment based on total shareholder return performance relative to a peer group.

Linear interpolation will be used to compute the percentage of the target award earned. The awards are payable in the form of Common Stock with the Southwest Officers also receiving cumulative dividend equivalents over the three-year performance period on such awards to the extent the underlying shares are earned.

If threshold performance is met, a base number of Performance Shares in a range of 50% to 150% of the target number will be earned, subject to modification based on total shareholder return relative to a peer group. Total shareholder return of the Company over the three-year period, plus dividends, will be compared to total shareholder returns of peer companies. The peer companies list for total shareholder return comparison is the same as the peer companies list used for compensation benchmarking purposes. The previously used peer group was created by Bloomberg and has been discontinued. Relative performance that places the Company at or above the 75th percentile of the peer group would result in maximum upward adjustment of the number of shares of Common Stock earned by 30%, performance in the range between the 25th and 75th percentiles would result in no adjustment, and performance at or below the 25th percentile of the peer group would result in maximum downward adjustment by 30% (provided that if a base number of shares is earned, the lowest percentage of the target number that will vest is 50%). When total shareholder return is negative, but the Company’s relative total shareholder return performance is at or above the 75th percentile, the cap is 140% of target. When the Company’s relative total shareholder return performance is between the 50th and 75th percentiles, the cap is 115% of target. When the Company’s relative total shareholder return performance is at or below the 50th percentile, the cap is 100% of target. The Committee included the total shareholder return modification feature to strengthen the link between our financial performance results and the market’s reaction to that performance, and to reinforce alignment of our executive compensation program with stockholder experience.

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2019-2021 Performance Share Vesting. In 2019 the Compensation Committee approved the award of Performance Shares to the Southwest Officers. For Performance Shares granted in 2019 to Messrs. Hester and Peterson and Ms. Haller, 60% were earnable based on a consolidated EPS performance measure, and 40% were earnable based on a utility ROE performance measure. For Mr. DeBonis, 60% of the Performance Shares were earnable based on utility net income, and 40% were earnable based on ROE. To calculate ROE, utility net income was divided by the average equity balance for 2019 through 2021. Each of these measures was adjusted to remove the impact of COLI income of $17.4 million in 2019, $9.2 million in 2020, and $8.8 million in 2021. For EPS in 2021, the Committee also excluded one-time transaction costs and partial period operating results related to the recently completed acquisitions of MountainWest ($18.3 million, net of tax) and Riggs Distler ($21.5 million, net of tax), and stockholder activism response costs ($3.4 million, net of tax). Exclusion of these costs allows operating results to be computed on a comparative basis from year to year and is appropriate because these costs were determined by the Committee to be out of the control of Company executives. There were no such acquisition or activism costs in 2020 or 2019. Performance was measured over a three-year performance period commencing on January 1, 2019 and continuing through December 31, 2021. For the three-year period 2019-2021, the total shareholder return for the Company was between the 25th and 75th percentile of the peer group of companies selected for such 2019 awards, and therefore no adjustment was applied to the results to determine ultimate payout. On February 24, 2022, the Committee determined that for the 2019-2021 performance period, the payout is 113% of the target award level, except for those officers subject to the consolidated EPS measure. For Messrs. Hester and Peterson and Ms. Haller, who are subject to the consolidated EPS measure, the payout is 95% of the target award level. The figure below shows EPS growth over the performance period. The 2019-2021 Performance Shares are included in the “Stock Vested During 2021” table.

Centuri Long-Term Incentives. Historically, the Company did not grant Company equity awards to Centuri executives, but beginning in 2019, the Committee strengthened the link to Company performance by granting Company equity to the Centuri Chief Executive Officer for part of his long-term incentives. The table below illustrates the target long-term incentive opportunity granted to Mr. Daily for the performance period from 2021 through 2023 for both equity and cash components:

	Target PS Incentive (% of salary)	Target PS (#)	Target PS Value ($)	Target Non- threshold PS Incentive (% of salary)	Target Non- threshold PS (#)	Target Non- threshold PS Value ($)	Target PC Incentive (% of salary)	Target PC Value ($)	Target Non- threshold PC Incentive (% of salary)	Target Non- threshold PC Value ($)
Equity	108.5%	13,145	$798,560	46.5%	5,634	$342,240	—	—	—	—
Cash	—	—	—	—	—	—	49%	$360,640	21%	$154,560

The target number of Performance Shares and Non-threshold Performance Shares granted was determined based on the closing price for our Common Stock for the last trading day of 2020 ($60.75 per share). The Centuri CEO’s long-term incentive amount includes the opportunity for a cash award equal to 70% of salary and an equity award equal to 155% of salary. The equity award is further split between 70% as Performance Shares and 30% as time-based shares. Because the time-based shares may be modified based on financial performance but are not subject to a threshold to receive an award, they are referred to herein as “Non-threshold Performance Shares.” Both Performance Shares and Non-threshold Performance Shares granted in 2021 are earned upon achievement of financial performance goals for the three-year period from 2021 through 2023. The cash award is also further split between 70% as Performance Cash and 30% as time-based cash. Because the time-based cash award may be modified based on financial performance but is not subject to a threshold to receive an award, the time-based cash award is referred to herein as “Non-threshold Performance Cash.” Both Performance Cash and Non-threshold Performance Cash granted in 2021 are earned upon achievement of financial performance goals for the three-year period from 2021 through 2023.

The payment of incentive compensation under Centuri’s long-term incentive plan is measured by Centuri’s cumulative enterprise value (“EV”) growth rate over a three-year performance period. EV is defined as earnings before interest, taxes, depreciation and amortization (“EBITDA”) for Centuri multiplied by an EBITDA multiple determined by the Committee at the beginning of the performance period, minus Centuri net debt. Net debt is calculated as debt less cash and excludes leases recorded as debt under accounting rules. Debt includes the Company’s capital contribution for the Linetec Services, LLC acquisition. EV was adjusted this year to remove costs associated with the Riggs Distler acquisition.

At its meeting in February 2021, the Committee established the threshold, target and maximum performance levels of EV growth for Centuri from the baseline of Centuri’s EV as of 2020 year-end. The target EV growth rate level was based on Centuri’s business plan and budget and took into account such factors as budgeted capital expenditures, expected growth within the markets that Centuri serves, competitive factors from other service providers and other business considerations embedded in Centuri’s annual business planning process. The baseline of Centuri’s EV as of 2020 year-end increased substantially over 2019’s, primarily due to the growth of Linetec Services, LLC and a significant amount of emergency response storm restoration work performed during 2020. This higher baseline was considered in establishing the EV growth rate percentages for the three-year performance period from 2021 through 2023, and due to the impact on EV from the 2020 emergency storm restoration work, the EV growth targets are lower. The following table summarizes the performance goals for the performance period from 2021 through 2023:

Performance Shares and Performance Cash Performance Level	Three-Year Cumulative EV Growth	Percentage of Target Award Earned
Below Threshold	<6%	No award
Threshold	6%	25%
Target	21%	100%
Maximum	41%	200%

Linear interpolation will be used to compute the percentage of the target award earned. Awards under the plan are to be paid following the end of the performance period.

Non-threshold Performance Shares and Non-threshold Performance Cash are not subject to a threshold to generate payment, but they are impacted by the change in EV at the end of the three-year performance period. If EV increases over the performance period, the Non-threshold Performance Share and Non-threshold Performance Cash awards are increased by the percent of increase. Similarly, the Non-threshold Performance Share and Non-threshold Performance Cash awards are decreased by the same percent of decrease if EV decreases over the performance period. Non-threshold Performance Share awards are capped at 133.1% of the target award amount (the target award is $342,240 for 2021) and Non-threshold Performance Cash awards are capped at 133.1% of the target award amount (the target award is $154,560 for 2021).

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2019-2021 Performance Share and Non-Threshold Performance Share Vesting. In 2019 the Compensation Committee approved the award of Company stock for the first time to Paul Daily. The Performance Shares and Non-Threshold Performance Shares granted in 2019 to Mr. Daily were earnable based on the EV achievement over the three-year performance period from 2019-2021. EV is defined as EBITDA for Centuri multiplied by seven (the multiple determined by the Committee at the beginning of the performance period), minus Centuri net debt. Net debt is calculated as debt less cash and excludes leases recorded as debt under accounting rules. Debt includes the Company’s capital contribution for the Linetec Services, LLC acquisition. EV was adjusted for 2021 to remove costs associated with the Riggs Distler acquisition. Performance Shares are 70% of the stock award, while Non-Threshold Performance Shares are 30% of the stock award. On February 24, 2022, the Committee determined that for the 2019-2021 performance period, the payout is 96% of the target award level based on a cumulative EV increase of 14.2% over the performance period. The 2019-2021 Performance Shares are included in the “Stock Vested During 2021” table.

Perquisites

The Company provides a limited number of perquisites to its executive officers. The NEOs receive car allowances, and reimbursement for annual physical examinations and social club memberships. The Southwest Officers also receive reimbursement once every three years to assist in financial and estate planning. The CEO of Centuri receives life insurance and reimbursement annually for financial planning, estate planning and tax preparation.

Retirement Benefits

Southwest Retirement Benefits. Four retirement benefit plans are available to the Southwest Officers. Two of the plans, the Retirement Plan for Employees of Southwest (“Retirement Plan”) and the Employee Investment Plan (“EIP”), both tax-qualified plans, are available to all Southwest employees. The Retirement Plan is no longer offered to Southwest employees who started with Southwest after December 31, 2021. Two additional plans are offered to officers, the Supplemental Executive Retirement Plan (“SERP”) and the Executive Deferral Plan (“EDP”). The SERP is no longer offered to officers who started with Southwest after December 31, 2021. These additional plans were established to attract and retain qualified executives and to address the dollar limitations imposed on the two tax-qualified plans.

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Retirement Plan for Employees Hired on or Before December 31, 2021. Benefits under the Retirement Plan are based on (i) the executive’s years of service with the Company, up to a maximum of 30 years, and (ii) the average of the executive’s highest five consecutive years’ salaries, within the final 10 years of service, not to exceed an annual maximum compensation level of $305,000 established by the Internal Revenue Service.

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SERP for Officers Hired on or Before December 31, 2021. The SERP is designed to supplement the benefits under the Retirement Plan to a level of 50 - 60% of salary. To qualify for benefits under the SERP, which is based on a 12-month average of the highest consecutive 36-months of salary, an executive is required to have reached (i) age 55, with 20 years of service with the Company, or (ii) age 65, with 10 years of service.

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EIP. Southwest Officers may participate in the EIP and defer salary up to the maximum annual dollar amount permitted for 401(k) plans under the Internal Revenue Code. Investments of these deferrals are controlled by the individual executives from a selection of investment options offered through the EIP. There are no employer matching contributions for executive deferrals into the EIP.

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EDP. The EDP supplements the deferral opportunities by permitting executives to defer up to 100% of their annual salary and non-equity incentive compensation. As part of the EDP, the Company provides matching contributions up to 3.5% of annual salary, which vest immediately. Amounts deferred and Company matching contributions bear interest at 150% of the Moody’s Seasoned Corporate Bond Rate (the “Bond Rate”). At retirement with five years of service with the Company, the Southwest Officers will receive EDP balances paid out at the election of the participant over a period of 10, 15 or 20 years, and will be credited during the applicable payment period with interest at 150% of the average of the Bond Rate on each January 1st for the five years prior to the start of retirement.

Centuri Retirement Benefits. Centuri maintains two plans which provide retirement benefits for the Centuri executives, including Mr. Daily: a 401(k) plan and a nonqualified deferred compensation plan, the Executive Deferred Compensation Plan (the “EDCP”).

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Centuri 401(k) Plan. Mr. Daily receives matching contributions from Centuri to his account in the Centuri 401(k) Plan, consistent with all other employees participating in the plan. Centuri matches 100% of Mr. Daily’s pre-tax contributions up to the first 3% of his base salary and 50% on the next 4%. All matching contributions are subject to certain limits as determined by law.

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EDCP. Under the nonqualified deferred compensation plan maintained by Centuri, certain employees, including Mr. Daily, are permitted to voluntarily defer receipt of up to 80% of base salary and up to 80% of other cash compensation. Employer matching contributions in the deferred compensation plan are equal to the first 5% of the compensation deferred by the employee under the plan. Matching contributions vest immediately. Participants may allocate deferred cash amounts among (i) a group of notional accounts that mirror the gains and/or losses of various investment alternatives that do not provide for above-market or preferential earnings and (ii) an account with returns based on Centuri’s financial performance (“Performance Fund”). Mr. Daily must invest at least 25% of his annual incentive compensation in the Performance Fund until he meets the established investment requirement of four times his base salary. The four times base salary amount is split equally between the Performance Fund and Company stock ownership. Performance Fund investments grow or depreciate based on Centuri’s EV growth rate. The maximum annual loss of the Performance Fund is negative five percent and the maximum annual gain is fifteen percent.

Executive Agreements

Southwest Change in Control Agreements. The Company offers change in control agreements to the Southwest Officers to align their interests with stockholders and to retain and motivate high caliber executive talent. Providing change in control benefits is designed to reduce the reluctance of management to pursue potential change in control transactions that may be in the best interests of stockholders and helps ensure stability and continued performance during the potentially protracted process of merging with or acquiring entities subject to utility regulation. These change in control agreements do not include gross-up payments to reimburse the executive for certain excise taxes imposed under Internal Revenue Code Section 4999. Instead, the change in control agreements employ a “best net” approach whereby change in control benefits would be reduced if a reduced benefit would result in a greater after-tax benefit to the officer after the application of the excise taxes under Internal Revenue Code Section 4999.

The terms of the change in control agreements, as well as an estimate of the compensation that would have been payable had they been triggered as of fiscal year-end, are discussed in more detail under “Post-Termination Benefits” below.

Centuri CEO Employment Agreement. Centuri is currently a party to an employment agreement with Mr. Daily (“Employment Agreement”). Under the terms of the Employment Agreement, Mr. Daily is entitled to payments and benefits upon certain employment termination events both in the absence of and following certain change in control events of Centuri or the Company. The termination provisions of the Employment Agreement provide Mr. Daily with a fixed amount of compensation upon termination as an incentive to forgo other opportunities in order to join or maintain employment with Centuri. At the time of entering into this agreement, we considered our aggregate potential obligations in the context of the desirability of hiring Mr. Daily, as well as the benefits of securing non-competition and other restrictive covenants included in the Employment Agreement. The Employment Agreement does not contain excise tax gross-up provisions and employs a “best net” approach to potential change in control severance payments.

More detailed discussion of the Employment Agreement, as well as an estimate of the compensation that would have been payable had various provisions been triggered as of fiscal year-end, are described in “Post-Termination Benefits” below.

Analysis of Risk in Company Executive Compensation Policies

On an annual basis, Company management reviews, analyzes and considers whether the Company’s compensation policies and practices encourage unnecessary or excessive risk taking that is reasonably likely to have a material adverse effect on the Company. One of the primary purposes of this review is to ensure that our incentive compensation programs do not inappropriately encourage unnecessary or excessive risk taking at any level in the organization that would be reasonably likely to have a material adverse effect on the Company. The Committee oversees the risk review process. In 2021, management concluded, and discussed with the Committee, that the Company’s compensation policies and practices do not encourage executives or other employees to take inappropriate risks that are reasonably likely to have a material adverse effect on the Company.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code currently imposes a $1 million limit on the amount that a public company may deduct for compensation paid to certain current and former executive officers in any one year. The Tax Cuts and Jobs Acts of 2017 eliminated the “performance-based compensation” exception under Section 162(m) effective January 1, 2018, subject to a special rule that “grandfathers” certain awards or arrangements that were in effect on or before November 2, 2017. There can be no assurance that compensation structured prior to 2018 with the intent of qualifying as performance-based compensation will be deductible under Section 162(m). Additionally, compensation awarded in 2018 and future years to covered employees in excess of $1 million will generally not be deductible. The Committee retains the discretion to establish the compensation as the Committee may determine is in the best interest of the Company and its stockholders, and without regard to any limitation provided in Section 162(m). This discretion is an important feature of the Committee’s compensation practices because it provides the Committee with sufficient flexibility to respond to specific circumstances facing the Company.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table (2020, 2019 and 2018)

The following table includes information concerning compensation during 2020, 2019 and 2018 for the named executive officers, whom we refer to as the “NEOs.”

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(1)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)(7)(8)	Total ($)
John P. Hester	2020	1,005,943	—	2,558,720	1,249,500	1,636,794	60,820	6,511,777
President and Chief Executive Officer	2019	933,493	—	1,944,941	1,150,500	1,783,655	58,135	5,870,724
	2018	858,288	—	1,418,123	1,125,000	651,174	43,900	4,096,485
Gregory J. Peterson	2020	418,646	—	575,314	336,473	829,999	35,625	2,196,057
Senior Vice President/ Chief Financial Officer	2019	387,790	—	402,127	312,292	771,233	31,544	1,904,986
	2018	335,353	—	63,944	279,120	274,074	23,783	976,274
Paul M. Daily	2020	736,828	—	938,187	1,747,272	40,471	92,388	3,555,146
President and Chief Executive Officer for Centuri Group, Inc.	2019	704,905	—	364,658	872,109	3,032	87,131	2,031,835
	2018	564,556	—	—	830,315	32,557	318,223	1,745,651
Karen S. Haller	2020	465,426	—	716,568	424,830	964,385	24,655	2,595,864
Executive Vice President/Chief Legal and Administrative Officer	2019	436,970	—	635,347	405,330	936,175	39,427	2,453,249
	2018	402,742	—	324,020	341,250	56,380	35,183	1,159,575
Eric DeBonis	2020	362,888	—	327,011	240,018	684,479	36,615	1,651,011
Senior Vice President/ Operations Southwest Gas Corporation	2019	346,096	—	325,778	230,400	682,383	40,100	1,624,757
	2018	327,770	—	249,074	207,700	26,831	36,951	848,326

(1)	Amounts shown in this column include any amounts deferred by the NEOs into 401(k) and nonqualified deferral plans.
(2)

Amounts shown in this column represent the aggregate grant date fair value of awards of Performance Shares, time-lapse RSUs, and Non-threshold Performance Shares granted in 2018, 2019 and 2020. In each case, the amounts were determined in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 based on the Common Stock share price on the date of grant. The value ultimately realized by the NEO upon actual vesting of the awards may or may not be equal to this determined value. The assumptions used to calculate these amounts are included in “Note 9 – Share-Based Compensation” of Exhibit 13.01 to our 2020 Annual Report on Form 10-K. However, as required, the amounts shown exclude the impact of estimated forfeitures. Performance Share values were calculated based on the probable outcome of the performance condition as of the grant date, which was determined to equal target performance. For the Southwest Officers, Performance Shares generally vest upon completion of a three-year performance period, with the amount that vests based on the achievement of certain company financial targets and stockholder returns. The final amount of earned Performance Shares can range from 0% to a maximum of 195% (assuming the highest level of performance) of the amount of unearned Performance Shares granted, and upon settlement, shares of Common Stock are issued for each earned Performance Share. The value of Performance Shares granted in 2020, assuming achievement of the highest level of performance for the three-year performance period ending December 31, 2022, and using the closing price of Common Stock as of the date of grant in accordance with ASC Topic 718, would be as follows: for Mr. Hester, $3,646,134; for Mr. Peterson, $801,383; for Ms. Haller, $991,626; and for Mr. DeBonis, $425,114. The time-lapse RSUs vest in three annual installments of 40%, 30%, 30% respectively following the grant, assuming the NEO continues to meet the requirements for vesting. Award agreements for Performance Shares and time-lapse RSUs give holders the right to receive dividend equivalent payments as and when dividends are paid on Common Stock, which dividends are reallocated into additional equity awards of the same type and with the same vesting schedule as the original award.

(3)

For Mr. Daily, Performance Share and Non-threshold Performance Share values were calculated based on the probable outcome of the performance condition as of the grant date, which was determined to equal target performance. Performance Shares generally vest upon completion of a three-year performance period, with the amount that vests based on the achievement of certain Centuri financial targets. The final amount of earned Performance Shares can range from 0% to a maximum of 200% (assuming the highest level of performance) of the amount of unearned Performance Shares granted, and upon settlement, shares of Common Stock are issued for each earned Performance Share. For Mr. Daily, the value of Performance Shares and Non-threshold Performance Shares granted in 2020, assuming achievement of the highest level of performance for the three-year performance period ending December 31, 2022, and using the closing price of Common Stock as of the date of grant in accordance with ASC Topic 718, would be $1,688,080. The Non-threshold Performance Shares vest three years after grant, assuming Mr. Daily continues to meet the requirements for vesting. The award of Non-threshold Performance Shares is not subject to a threshold to generate payment, but they are impacted by the change in Centuri EV at the end of the performance period. Non-Threshold Performance Shares are capped at 133.1% of the target award amount (the target award is $278,850 for 2020). Mr. Daily’s award agreement for Performance Shares and Non-threshold Performance Shares gives him the right to receive dividend equivalent payments as and when dividends are paid on Common Stock, which dividends are reallocated into additional equity awards of the same type and with the same vesting schedule as the original award
(4)

Amounts shown in this column represent the cash awards paid in 2019, 2020 and 2021 for services performed in 2018, 2019 and 2020, respectively. For Mr. Daily, the amounts shown in this column also include the cash portion of his long-term incentive awards for the performance periods beginning in 2018, 2017 and 2016 and paid in 2021, 2020 and 2019, respectively. Mr. Daily’s 2020 annual incentive cash award amount was $1,054,541, while his long-term incentive cash award amount for the three year performance period beginning in 2018 was $692,731.

(5)

The aggregate change in the actuarial present value of the Southwest Officers’ accumulated benefit under the Retirement Plan and the SERP for 2020 and the above-market interest (in excess of 120% of the applicable federal long-term rate with compounding) earned by NEOs on executive deferral plan balances for 2020 are as follows:

	Increase in Pension Values ($)	Above-Market Interest ($)
Mr. Hester	1,497,964	138,830
Mr. Peterson	795,373	34,626
Mr. Daily	—	40,471
Ms. Haller	917,597	46,788
Mr. DeBonis	648,364	36,115

No amounts are payable from the pension plans before a participant attains age 55 and experiences a separation in service from the Company.

(6)	Employer matching contributions under the EDP for Southwest Officers and Centuri’s 401(k) and nonqualified deferral plan for Mr. Daily in 2020 were as follows:

Matching Contributions ($)
Mr. Hester	34,125
Mr. Peterson	14,625
Mr. Daily	51,262
Ms. Haller	2,466
Mr. DeBonis	12,600

Centuri matches 100% of Mr. Daily’s pre-tax contributions up to the first 3% of his base salary under its 401(k) plan. Thereafter, Centuri matches 50% of Mr. Daily’s pre-tax contributions up to the next 4% of his base salary. All matching contributions are subject to certain limits as determined by law, and Mr. Daily received $13,678 of matching contributions in the 401(k). Employer matching contributions in Centuri’s nonqualified deferral plan are equal to the first 5% of the compensation deferred under the plan, and Mr. Daily received $37,584 of matching contributions in the nonqualified deferral plan. Matching contributions to Southwest Officers under the EDP equal 50% of the amount deferred by each officer up to 3.5% of the officer’s respective annual salary.

(7)

The aggregate incremental costs of the perquisites and personal benefits to the NEOs are based on the taxable value of the personal use of company cars, while the car allowance, club dues, life insurance, financial planning and physicals are based on the cost to the Company. The life insurance benefit provided to the Southwest Officers is available generally to all salaried employees, so cost information is omitted from the table below. For Mr. Daily, the life insurance cost relates to purchase of coverage for him by Centuri. The perquisites and personal benefits, by type and amount, for 2020 are as follows:

	Car Allowance ($)	Club Dues ($)	Physicals ($)	Financial Planning ($)	Life Insurance ($)
Mr. Hester	21,600	2,595	2,500	—	—
Mr. Peterson	18,000	—	2,500	—	—
Mr. Daily	29,150	4,270	1,965	—	5,741
Ms. Haller	17,094	2,595	2,500	—	—
Mr. DeBonis	18,000	3,515	2,500	—	—

(8)	A charitable matching gift donation of $500 made by the Company on behalf of Mr. Peterson is included in the amount shown for

Mr. Peterson in the “All Other Compensation” column.

EXECUTIVE COMPENSATION TABLES

Grants of Plan-Based Awards (2021)

The following table sets forth information regarding each grant of an award made under our Incentive Plans to our NEOs during the fiscal year ended December 31, 2021. All awards were granted on February 24, 2021.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)(3)			All Other Stock Awards (#)		Grant Date Fair Value of Stock Awards ($)(4)
Name	Award Type	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
John P. Hester	Annual Cash(1)	787,500	1,125,000	1,575,000	—	—	—	—		—
	Performance Shares	—	—	—	16,420	32,840	64,037	—		2,134,928
	RSUs	—	—	—	—	—	—	12,099	(5)	786,541
Gregory J. Peterson	Annual Cash(1)	216,125	308,750	432,250	—	—	—	—		—
	Performance Shares	—	—	—	3,580	7,160	13,963	—		465,472
	RSUs	—	—	—	—	—	—	2,864	(5)	186,201
Paul M. Daily	Annual Cash(1)	510,900	786,000	1,336,200	—	—	—	—		—
	Performance Shares	—	—	—	3,286	13,145	26,290	—		854,558
	Non-threshold Performance Shares(6)	—	—	—	—	5,634	7,498	—		366,239
	Long-Term Cash(7)	90,160	515,200	927,000	—	—	—	—		—
Karen S. Haller	Annual Cash(1)	297,150	424,500	594,300	—	—	—	—		—
	Performance Shares	—	—	—	4,309	8,619	16,807	—		560,321
	RSUs	—	—	—	—	—	—	3,526	(5)	229,220
Eric DeBonis	Annual Cash(1)	161,700	231,000	323,400	—	—	—	—		—
	Performance Shares	—	—	—	1,812	3,625	7,068	—		235,661
	RSUs	—	—	—	—	—	—	1,812	(5)	117,821

(1)

The amounts reflect the estimated payments which could have been made under the annual cash component of our incentive compensation program, based upon the participant’s annual salary. The program provides that executive officers may receive annual cash incentive awards based on performance and profitability measures. The Committee establishes annual target awards for each such officer. The actual amounts received by the NEOs for 2021 performance under the program are set forth under the “Non-Equity Incentive Plan Compensation” column in the “Summary Compensation Table.” Annual cash incentives are described in further detail under “Compensation Discussion and Analysis – Incentive Compensation – Annual Incentive Compensation.”

(2)

For the Southwest Officers, the amounts shown represent the number of shares of Common Stock that could be earned with respect to Performance Shares granted in 2021 under the long-term performance component of our incentive compensation program. The number of Performance Shares that will become earned and vested, and the resulting number of shares of Common Stock to be issued, will be determined after completion of the three-year performance period ending December 31, 2023, and the number of shares can range from 50% at threshold to a maximum of 150% of the target number, subject to 30% upward or downward adjustment based on a total shareholder return modifier. When threshold performance is achieved, the number of shares earned will not be adjusted below 50% of the target number. When total shareholder return is negative, but the Company’s relative total shareholder return performance is at or above the 75th percentile, the cap is 140% of target. When the Company’s relative total shareholder return performance is between the 50th and 75th percentiles, the cap is 115% of target. When the Company’s relative total shareholder return performance is at or below the 50th percentile, the cap is 100% of target.

(3)

For Mr. Daily, the amounts shown represent the number of shares of Common Stock that could be earned with respect to Performance Shares granted in 2021 under the long-term performance component of the Centuri incentive compensation program. The number of Performance Shares that will become earned and vested, and the resulting number of shares of Common Stock to be issued, will be determined after completion of the three-year performance period ending December 31, 2023, and the number of shares can range from 25% at threshold to a maximum of 200% of the target number. If Centuri EV growth does not achieve threshold, then no amount is paid.

(4)

The amounts shown reflect the aggregate grant date fair value (based on the closing price of Common Stock on the date of grant) of time-lapse RSUs, Performance Shares, or Non-threshold Performance Shares granted on February 24, 2021, to the NEOs, calculated in accordance with FASB ASC Topic 718. With respect to the Performance Shares and Non-threshold Performance Shares granted, the amount represents the grant date fair value of the target award.

(5)

The amounts shown represent the number of time-lapse RSUs that were granted in 2021 under the long-term component of our incentive compensation program. The RSUs awarded vest over three years, 40% at the end of the first year and 30% at the end of each of the second and third years, assuming the NEO continues to meet the requirements for vesting, and the initial vesting occurred in the first quarter of 2022. For further details regarding the long-term components of our incentive compensation program, see “Compensation Discussion and Analysis – Incentive Compensation – Long-Term Incentive Compensation.”

(6)

The amounts shown represent the number of Non-threshold Performance Shares that were granted in 2021 under the long-term component of Centuri’s incentive compensation program. The Non-threshold Performance Shares awarded vest at the end of the three year performance period, assuming Mr. Daily meets the requirements for vesting. Non-threshold Performance Shares are not subject to a threshold to generate an award, but they can be increased or decreased based on the percentage change of Centuri’s EV. If EV increases over the performance period, the award is increased by the percent of increase. Similarly, the Non-threshold Performance Share award is decreased by the same percent of decrease if EV decreases over the performance period. Non-threshold Performance Shares are capped at 133.1% of the target award amount (the target award is $342,240 for 2021). True Performance Shares make up 70% of Mr. Daily’s long-term equity incentive, while 30% is made up of Non-threshold Performance Shares.

(7)

The amounts reflect the estimated payments which could be made under the long-term cash component of Mr. Daily’s incentive compensation, based upon his annual salary as of December 31, 2020, as required under the Centuri Long-Term Incentive Plan for 2021. The program provides that Mr. Daily may receive a cash incentive award based on performance and profitability measures, with 70% of the award as Performance Cash and 30% of the award as Non-threshold Performance Cash. The amount of the award that will become earned and payable will be determined after completion of the three-year performance period ending December 31, 2023. The value for the Performance Cash award can range from 25% of the target value at threshold to a maximum of 200% of the target value (the target award is $360,640 for 2021). Non-threshold Performance Cash awards are not subject to a threshold to generate an award, but they can be increased or decreased based on the percentage change of Centuri’s EV. Non-threshold Performance Cash awards are capped at 133.1% of the target award amount (the target award is $154,560 for 2021). This program is described in further detail under “Compensation Discussion and Analysis – Incentive Compensation – Long-Term Incentive Compensation.”

EXECUTIVE COMPENSATION TABLES

Outstanding Equity Awards at Fiscal Year-End 2021

The following table sets forth information regarding unvested time-lapse RSUs, Performance Share, and Non-threshold Performance Share awards for each of the NEOs, in each case, outstanding as of December 31, 2021, and assuming target performance.

	Stock Awards(1)
Name	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
John P. Hester	20,631	1,445,168	60,127	4,211,898
Gregory J. Peterson	4,825	338,001	13,156	921,575
Paul M. Daily	—	—	32,552	2,280,300
Karen S. Haller	6,119	428,637	16,029	1,122,818
Eric DeBonis	3,224	225,815	6,799	476,276

(1)

There were no securities underlying either unexercised stock options, which were exercisable or unexercisable, or unexercised unearned options granted under any equity incentive plan at the end of fiscal 2021.

(2)

Represents time-lapse RSUs, which vest in annual installments over the course of the three years following the grant, assuming the NEO continues to meet the requirements for vesting, as reflected in the following tables. Grants in 2021 reflected below include amounts discussed in footnote (5) to the “Grants of Plan-Based Awards (2021)” table.

Outstanding time-lapse RSUs vesting over three years, 40% at the end of the first year and 30% at the end of each of the second and third years, granted in 2019, 2020 and 2021, including dividends reinvested, vest as follows:

	Grant Year	Vests January 2022 (#)	Vests January 2023 (#)	Vests January 2024 (#)
Mr. Hester	2021	5,012	3,759	3,759
	2020	2,886	2,886	—
	2019	2,327	—	—
Mr. Peterson	2021	1,187	890	890
	2020	689	689	—
	2019	481	—	—
Mr. Daily	2021	—	—	—
	2020	—	—	—
	2019	—	—	—
Ms. Haller	2021	1,461	1,096	1,096
	2020	872	872	—
	2019	724	—	—
Mr. DeBonis	2021	751	563	563
	2020	457	457	—
	2019	433	0	—

Vesting provisions of time-lapse RSUs following certain termination events are discussed below under “Post-Termination Benefits.”

(3)	The market value of Common Stock was $70.05 per share, the closing price on the last trading day of 2021.
(4)

Represents Performance Shares and Non-threshold Performance Shares awarded for the performance period beginning January 1, 2020 and January 1, 2021. See footnotes (2), (3), and (6) to the “Grants of Plan-Based Awards (2021)” table and “Post-Termination Benefits” for a discussion of the vesting terms of our Performance Shares and Non-threshold Performance Shares. Assuming achievement of target performance, the number of Performance Shares and Non-threshold Performance Shares indicated (plus accumulated dividends reinvested) will vest following the three-year performance period ending December 31, 2022, and/or December 31, 2023 subject to meeting all vesting requirements.

Pension Benefits

We offer two defined benefit retirement plans to the Southwest Officers. They include the Retirement Plan, which is available to all employees of Southwest who were hired before January 1, 2022, and the SERP, which is available to officers of Southwest who were hired before January 1, 2022.

Benefits under the Retirement Plan are based on each Southwest Officer’s (i) years of service with Southwest, up to a maximum of 30 years, and (ii) highest average annual salary over a period of five consecutive years within the final 10 years of service, not to exceed an annual maximum compensation level of $305,000 established by the Internal Revenue Service. Vesting in the Retirement Plan occurs after five years of service with Southwest.

The SERP is designed to supplement the benefits under the Retirement Plan to a level of 50-60% of salary, as shown in the “Salary” column of the Summary Compensation Table. Salary is based on the 12-month average of the highest consecutive 36 months of salary at the time of retirement. Vesting in the SERP occurs at age 55, with 20 years of service, or at age 65 with 10 years of service with Southwest.

Upon retirement, the plans will provide a lifetime annuity to the Southwest Officers, with a 50% survivor benefit to their spouses and an option to choose a 75% survivor benefit to their spouses. No lump sum payments are permitted under the plans except when the amount is less than $5,000.

Messrs. Hester and Peterson are vested in both plans and both would receive full benefits if they were to retire as of the date of this Proxy Statement. Ms. Haller is vested in both plans, and her benefits would be reduced by 4.75% if she retired as of the date of this Proxy Statement. Mr. DeBonis is vested only in the Retirement Plan and, if he left the Company as of the date of this Proxy Statement, his accrued benefit under the Retirement Plan would be reduced by 58.56% assuming benefits commenced at age 55. Mr. DeBonis would also receive a limited benefit under the SERP of $15,521 annually.

Pension Benefits as of December 31, 2021

The following table sets forth the number of years of credited service and present value of accumulated benefits as of December 31, 2021, and payments received during the last fiscal year, under both the Retirement Plan and the SERP for each NEO.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
John P. Hester	Retirement Plan	30	2,480,422	—
	SERP	30	8,372,965	—
Gregory J. Peterson	Retirement Plan	26	1,919,255	—
	SERP	26	2,197,330	—
Paul M. Daily	N/A	N/A	N/A	N/A
Karen S. Haller	Retirement Plan	24	2,056,992	—
	SERP	24	2,799,880	—
Eric DeBonis	Retirement Plan	28	2,382,612	—
	SERP	28	1,406,621	—

(1)

The valuation method and all material assumptions applied in quantifying the present value of the accrued benefits are described in “Note 11—Pension and Other Postretirement Benefits” of Exhibit 13.01 to our 2021 Annual Report on Form 10-K.

Nonqualified Deferred Compensation (2021)

We maintain nonqualified deferred compensation plans under which our NEOs are permitted to defer base salary and other cash compensation. These plans are described in detail under “Compensation Discussion & Analysis—Retirement Benefits.” The following table describes the nonqualified deferred compensation activity for each of our NEOs during fiscal year 2021.

Name	Executive Contributions in Last Fiscal Year($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(3)
John P. Hester	100,000	36,750	232,857	—	5,599,371
Gregory J. Peterson	112,333	15,689	59,287	—	1,392,682
Paul M. Daily	450,631	39,234	66,477	—	2,828,502
Karen S. Haller	60,000	16,660	73,197	—	1,724,274
Eric DeBonis	60,005	12,845	56,531	—	1,317,154

(1)	Amounts shown in this column are included in the “Salary” and “Non-Equity Incentive Compensation” columns of the “Summary Compensation Table.”
(2)

Deferred compensation earnings, which were above-market, and Company contributions are also reported in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” and the “All Other Compensation” columns, respectively, of the “Summary Compensation Table.” Those amounts for the NEOs are as follows:

	Above-Market Interest	Company Contributions	Total
Mr. Hester	$137,975	$36,750	$174,725
Mr. Peterson	36,326	15,689	52,015
Mr. Daily	5,603	39,234	44,837
Ms. Haller	44,077	16,660	60,737
Mr. DeBonis	34,327	12,845	47,172

(3)	The amounts reported in this column that were previously reported as compensation to the NEOs in the Summary Compensation Table for previous years are as follows:

	2019	2020	2021
Mr. Hester	$756,983	$272,955	$274,725
Mr. Peterson	233,795	153,496	164,348
Mr. Daily	248,240	367,246	495,468
Ms. Haller	289,699	186,869	120,737
Mr. DeBonis	127,555	140,875	107,177

Post-Termination Benefits

Each Southwest Officer has a change in control agreement, which provides benefits upon certain termination events following a change in control. Centuri is party to an employment agreement with Mr. Daily pursuant to which he is entitled to benefits upon the occurrence of specified termination events, both following and in the absence of a change in control. Incentive programs for the NEOs also provide for vesting of awards upon the occurrence of specified termination events in the absence of a change in control. Regardless of the manner in which an NEO’s employment is terminated, the officer is entitled to receive the amount of any accrued but unpaid base salary, amounts contributed (or otherwise vested) under 401(k) or nonqualified deferral plans, and amounts accrued and vested through Southwest’s Retirement Plan and SERP.

Following Change in Control

The Southwest Officers’ change in control agreements are triggered by certain termination events following a change in control of either the Company or Southwest, and the change in control provision of Mr. Daily’s employment agreement is triggered by certain termination events following a change in control of either the Company or Centuri. Covered termination events include (i) the termination of employment by the employer without cause and (ii) termination by the employee as a result of a significant reduction in duties, responsibilities or compensation or a change in location. If a termination event occurs within two years after a change in control (collectively referred to as a “Double Trigger Event”), the affected NEOs would receive the following benefits (as applicable):

•	Salary for three years for our CEO, two and one-half years for all other Southwest Officers and two years for Mr. Daily;

•	Annual incentive compensation for three years for our CEO, two and one-half years for all other Southwest Officers, and two years of all cash incentive compensation for Mr. Daily;

•

Welfare benefits including the cost of medical, dental, disability, and life insurance coverage under the current employer plans (for three years for our CEO, two and one-half years for all other Southwest Officers and two years for Mr. Daily);

•	Vesting of unvested time-lapse RSUs for the Southwest Officers and vesting of Performance Shares and Non-threshold Performance Shares for Mr. Daily;

•	Additional credit that may affect eligibility, vesting and the calculation of benefits under the SERP; and

•	Outplacement services of up to $30,000.

A change in control with respect to the Company includes: approval by the stockholders of the Company of the dissolution or liquidation of the Company; a merger or similar transaction resulting in more than a 50% change of ownership of the Company; a sale of substantially all of the Company’s business and/or assets to a person or entity that is not a subsidiary of the Company; acquisition by one person or a group of persons of at least 30% of the combined voting power of the Company; and during any two year period replacement of at least 50% of the directors unless the election of each new director was approved by a vote of at least three-fourths of the directors then still in office who were directors at the beginning of such period. A change in control event could occur this year depending on the result of the contested election of directors. Any of the foregoing events with respect to Southwest constitutes a change in control of Southwest, and any of the foregoing events with respect to Centuri constitutes a change in control of Centuri.

Pursuant to their change in control agreements, Southwest Officers agreed not to publicly disparage the Company. In addition, severance payable under the agreements is subject to the Southwest Officers’ execution of a release of claims against the Company, which includes a covenant prohibiting disclosure of the Company’s confidential information. Mr. Daily’s employment agreement contains non-compete and non-solicitation provisions, which apply during his employment and for a period of two years after his employment ends, and also contains confidentiality and non-disparagement provisions. Mr. Daily’s severance payments are also subject to a release of claims against Centuri.

In addition to benefits provided under the change in control agreements, Performance Share, Non-threshold Performance Share, and time-lapse RSU awards provide for vesting of awards following a change in control (as described in footnote (1) to the following table).

Under the assumption that a Double Trigger Event occurred on December 31, 2021, based on the terms of the change in control agreements for the Southwest Officers and the Employment Agreement for Mr. Daily, it is estimated that the NEOs would have received the compensation presented in the following table.

Name	Salary	Incentive Compensation	Welfare Benefits	Stock Acceleration(1)	Outplacement Services	Additional SERP Benefits(2)	Total
John P. Hester	$3,375,000	$3,375,000	$55,071	$3,458,895	$30,000	—	$10,293,966
Gregory J. Peterson	1,187,500	771,875	44,788	779,212	30,000	—	2,813,375
Paul M. Daily	1,572,000	2,602,400	64,406	1,066,051	30,000	N/A	5,334,858
Karen S. Haller	1,415,000	1,061,250	44,933	968,738	30,000	438,646	3,958,567
Eric DeBonis	962,500	577,500	55,153	455,671	30,000	568,813	2,649,637

(1)

All time-lapse RSUs of the Southwest Officers would vest upon a Double Trigger Event. A pro rata portion of the target number of Performance Shares based on the number of months of service relative to the 2020-2022 and 2021-2023 three-year performance periods would vest upon a Double Trigger Event. For Mr. Daily, a pro-rata portion of the target number of 2020-2022 and 2021-2023 Performance Shares and Non-threshold Performance Shares would vest upon a Double Trigger Event. As of December 31, 2021, the pro rata amount equaled one-third of the target number for the 2021-2023 performance period and two-thirds of the target number for the 2020-2022 performance period. The value of Performance Shares, Non-threshold Performance Shares and time-lapse RSUs set forth above is based on the closing price of Common Stock on the last trading day of 2021 ($70.05).

(2)

Additional SERP benefits are shown on a present value basis, using the valuation method and all material assumptions described in “Note 11—Pension and Other Postretirement Benefits” of Exhibit 13.01 to our 2021 Annual Report on Form 10-K.

Absent a Change in Control

Southwest Officers. Incentive programs for the Southwest Officers provide for vesting of awards upon the occurrence of specified termination events in the absence of a change in control.

•

Annual Incentive Plan. Southwest’s annual cash incentive plan states that if employment terminates as a result of death or disability, or when the officer is eligible for retirement under our Retirement Plan, the officer will receive a prorated incentive plan payout for the portion of the performance period that the officer was employed. As of December 31, 2021, Messrs. Hester and Peterson and Ms. Haller were age 55 or older and eligible for retirement, but Mr. DeBonis was not. Accordingly, if any Southwest Officer had terminated employment on December 31, 2021, as a result of death, disability or, other than in the case of Mr. DeBonis, retirement, the officer would have been entitled to receive a full incentive plan award because December 31, 2021 was the final day of the applicable performance period. The values for these payouts are set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

•

RSUs. As of December 31, 2021, each Southwest Officer held unvested time-lapse RSUs. The respective award agreements generally require the officer to be employed by us on the applicable vesting dates to receive the awarded shares, but if employment terminates earlier as a result of death or disability, or when the officer is eligible for retirement under our Retirement Plan, the officer will receive all of the unvested shares. Accordingly, if any Southwest Officer had terminated employment on December 31, 2021, as a result of death, disability or, other than in the case of Mr. DeBonis, retirement, the value of the time-lapse RSUs, based on a stock price of $70.05 per share (the closing price of Common Stock on the last trading day of 2021), that the officer would have been entitled to is: for Mr. Hester, $1,445,168; for Mr. Peterson, $338,001; for Ms. Haller, $428,637; and for Mr. DeBonis, $225,815.

•

Performance Shares. As described above under “Grants of Plan-Based Awards During 2021,” we granted Performance Share awards to the Southwest Officers in February 2021 under which shares of Common Stock (plus accumulated cash dividends) will be issued to them based on Company performance from 2021 through 2023. The award agreements generally require the officer to be employed by us on the last day of the performance period to receive an award payout, but if employment terminates earlier as a result of death, disability, or retirement after reaching age 55, the officer will be entitled to a prorated award payout. In the case of disability or death, a pro rata portion of the target number of Performance Shares would be paid promptly. Following retirement, an officer would receive a payout at the end of the applicable performance period based on the Company’s actual performance against the performance goals. If any Southwest Officer had terminated employment on December 31, 2021, as a result of death, disability or, other than in the case of Mr. DeBonis, retirement, his or her target award for the performance period from 2021 through 2023 would have been reduced to one-third of the original target award reflecting employment for one year of the three-year performance period. Additionally, the Southwest Officers were granted Performance Shares in February 2020 under which shares of Common Stock (plus accumulated cash dividends) will be issued to them based on Company performance from 2020 through 2022. Assuming termination of employment as described above, the target award for the performance period from 2020 through 2022 would have been reduced to two-thirds of the original target award reflecting employment for two years of the three-year performance period. The value of the prorated award payouts for both tranches of Performance Shares, based on a stock price of $70.05 per share (which was the closing price of Common Stock on the last trading day of 2021), for each Southwest Officer is: for Mr. Hester, $2,013,727; for Mr. Peterson, $441,211; for Ms. Haller, $540,101; and for Mr. DeBonis, $229,856. For purposes of the retirement scenario, whereby pro rata payouts would occur based on actual performance at the end of the three-year performance period, the above amounts assume achievement of target performance and do not include any estimated amounts for accumulated dividends.

Centuri. In the event of termination of Mr. Daily’s employment by reason of retirement, death, disability, termination for cause or without good reason, or termination without cause or for good reason, he would be provided with the benefits described below.

•

Cash Incentive Payments Made Upon Retirement, Death or Disability. Centuri’s annual incentive and long-term incentive plans generally require the officer to be employed by Centuri on the date that the awards are paid to receive the cash awards, but if employment terminates earlier as a result of death or disability, or when the officer is retirement age, the officer may receive a prorated award at the Centuri CEO’s discretion. As of December 31, 2021, Mr. Daily was eligible for retirement under both Centuri incentive plans. If Mr. Daily had terminated employment on December 31, 2021, as a result of death, disability or retirement, he would have been eligible to receive a full annual incentive plan award because December 31, 2021 was the final day of the applicable performance period. The value for this payout is set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. If Mr. Daily had terminated employment on December 31, 2021, as a result of death, disability or retirement, his target award under Centuri’s long-term incentive plan for the performance period from 2021 through 2023 would have been reduced to one-third of the original target award reflecting employment for one year of the three-year performance period and his target award under Centuri’s long-term incentive plan for the performance period from 2020 through 2022 would have been reduced to two-thirds of the original target award reflecting employment for two years of the three-year performance period. He would have been eligible to receive a payout at the end of the applicable performance periods based on Centuri’s actual performance. Assuming achievement of target performance for the performance period from 2021 through 2023 and the performance period from 2020 through 2022, the value of the cash long-term incentive that Mr. Daily would be entitled to receive would be $505,400. In addition, in the event of termination for disability, Mr. Daily’s employment agreement provides for a severance benefit equal to one year of base salary. Under the assumption that termination occurred on December 31, 2021 due to disability, Mr. Daily would have been entitled to a benefit of $786,000 pursuant to his employment agreement.

•

Payments Made Upon Termination for Cause or Without Good Reason. In the event of termination for cause by Centuri or voluntary resignation by Mr. Daily without good reason, his employment agreement and incentive plans provide for no severance benefits. The employment agreement defines “good reason” as (i) any requirement that Mr. Daily relocate, (ii) material failure by the employer to comply with the compensation provisions of the employment agreement or (iii) a significant reduction in duties, responsibilities or compensation.

•	Payments Made Upon Termination Without Cause or For Good Reason. In the event of a voluntary termination for good reason or termination by Centuri without cause, Mr. Daily’s employment agreement provides for a severance benefit equal to two years of base salary, the value of any unpaid annual incentive from the year prior to the termination and two years of welfare benefits, including the cost of medical, dental and vision insurance coverage under the current Centuri plans. Under the assumption that termination occurred on December 31, 2021, Mr. Daily would have been entitled to a benefit of $1,623,228, including $1,572,000 in base salary and $51,228 in welfare benefits.

•

Performance Shares and Non-Threshold Performance Shares. In the event of Mr. Daily’s death, disability, job elimination or termination following a change in control, restrictions on Performance Shares and Non-threshold Performance Shares are removed and a pro-rata portion of the unvested shares become vested. The number of shares that vest is determined by multiplying the ratio of actual months of service in the three-year performance period by the number of shares earned at target performance. The value of the shares, based on a stock price of $70.05 per share (the closing price of Common Stock on the last trading day of 2021), that Mr. Daily would have been entitled to based on a December 31, 2021, termination date is $1,066,051. In the event of Mr. Daily’s retirement, the number of Performance Shares and Non-threshold Performance Shares that vest is determined by multiplying the ratio of actual months of service in the three-year performance period by the shares earned based on actual performance at the end of the performance period. Assuming Mr. Daily retired on December 31, 2021, based on a stock price of $70.05 per share (the closing price of Common Stock on the last trading day of 2021), the value of the shares Mr. Daily would have received is $1,066,051. For purposes of the retirement scenario, whereby pro rata payouts would occur based on actual performance at the end of the three-year performance period, the above amounts assume achievement of target performance and do not include any estimated amounts for accumulated dividends.

DIRECTOR COMPENSATION

2021 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Robert L. Boughner	104,175	139,121	38,584	105	281,985
José A. Cárdenas	119,175	139,121	—	105	258,401
Stephen C. Comer	111,925	139,121	47,351	105	298,502
Jane Lewis-Raymond	111,925	139,121	—	105	251,151
Anne L. Mariucci	104,175	139,121	38,254	105	281,655
Michael J. Melarkey	191,988	139,121	51,966	105	383,180
A. Randall Thoman	124,175	139,121	30,847	105	294,248
Thomas A. Thomas	104,175	139,121	30,938	105	274,339
Leslie T. Thornton	104,175	139,121	7,408	105	250,809

(1)	On February 24, 2021, each director serving at that time received 2,140 restricted stock units. The Company does not issue option awards.
(2)

The restricted stock units are valued at the closing price of Common Stock on the date of grant. The grant date fair value of the restricted stock units granted in 2021 was based on the closing price of Common Stock of $65.01 on February 24, 2021. The amounts were determined in accordance with FASB ASC Topic 718. The assumptions used to calculate these amounts are included in “Note 9 – Share-Based Compensation” of Exhibit 13.01 to our 2021 Annual Report on Form 10-K.

(3)	Stock awards outstanding at December 31, 2021, for each of the listed directors are as follows. There are no outstanding option awards.

Stock Awards(#)
Mr. Boughner	31,642
Mr. Cárdenas	18,336
Mr. Comer	27,297
Ms. Lewis-Raymond	5,916
Ms. Mariucci	29,129
Mr. Melarkey	29,470
Mr. Thoman	27,172
Mr. Thomas	31,642
Ms. Thornton	5,916

(4)	The amounts in this column also reflect above-market interest on nonqualified deferred compensation balances for 2021.
(5)	The All Other Compensation column represents the cost of life insurance for directors ($105 for each of the directors).

Director Compensation Narrative

In 2021, the Compensation Committee conducted a review of the types and amounts of director compensation. The independent compensation consultant conducted a benchmarking analysis of peer company director pay practices. Based on that analysis, the Committee decided that an increase to director compensation, as a balance of cash and equity compensation, was needed to move compensation closer to the median. The Committee uses a retainer-based model for director cash compensation (without regular individual meeting fees) and determines the value of annual equity grants for directors based on a set dollar amount.

The annual cash retainer for non-employee directors increased to $90,000. Additional annual cash retainers for the Chairs of the Audit, Compensation, and Nominating and Corporate Governance Committees are $20,000, $15,500 and $15,000, respectively. The additional annual cash retainer paid to our Chair of the Board increased to $100,000. Individual cash meeting fees of $1,650 are only payable when the number of meetings of the Board or a committee exceeds regularly scheduled meetings by three or more.

Cash compensation received by the non-employee directors may be deferred until retirement or termination of their status as directors pursuant to the Directors Deferral Plan. Amounts deferred bear interest at 150% of the Moody’s Seasoned Corporate Bond Rate (“Bond Rate”). At retirement or termination, such deferrals will be paid out over 5, 10, 15 or 20 years, and will be credited during the applicable payment period with interest at 150% of the average of the Bond Rate on January 1 for the five years prior to retirement or termination.

A fixed dollar value ($130,000 for 2022) will be granted annually in the form of equity compensation under the Company’s Omnibus Incentive Plan during the February Board meeting. The fixed dollar value is converted into awards representing a number of shares of Common Stock based on the closing share price for the last trading session of the most recently completed fiscal year. Under this program, each member of the Board was granted the equivalent of 1,856 shares of Common Stock on February 24, 2022.

Non-employee director equity compensation vests immediately upon grant, and the directors are provided the option to defer receipt of equity compensation until they leave the Board. Deferred stock units are credited with notional dividends at the same time, in the same form, and in equivalent amounts as dividends that are payable from time to time on Common Stock. Such notional dividends are valued as of the date on which they are credited to the director and are reallocated into additional deferred stock units. When a director leaves the Board, any deferred stock units of such director will be converted into shares of Common Stock.

By Board policy, each non-employee director is required to retain at least five times the value of his or her annual cash retainer in Common Stock (or equivalents). Each non-employee director is required to fulfill this requirement within five years of being elected to the Board.

The maximum number of shares of Common Stock which may be awarded to any non-employee director during any fiscal year is 5,000 shares, which taken together with any cash fees paid by the Company to such non-employee director shall not exceed $500,000 in total value (calculating the value of any award based on the fair market value of the shares on the grant date of such award). These limitations were approved by stockholders on May 4, 2017.

Directors are prohibited by Company policy from pledging or engaging in financial hedging of their investment risk in our Common Stock.

Directors are entitled to participate in the same gift matching program that is available to all of our employees. Under this program, the Company matches contributions to qualified charitable organizations up to a maximum of $2,500 in any calendar year.

Directors who are full-time employees of the Company or its subsidiaries receive no additional compensation for serving on the Board.